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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              STACEY'S BUFFET, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    852328103
                                 (CUSIP Number)

                                ROBERT E. WHEATON
                      CHIEF EXECUTIVE OFFICER AND PRESIDENT
                                STAR BUFFET, INC.
                               440 LAWNDALE DRIVE
                         SALT LAKE CITY, UTAH 84115-2917
                                 (801) 463-5500
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                   Copies to:

                             C. CRAIG CARLSON, ESQ.
                             J. MICHAEL VAUGHN, ESQ.
                        STRADLING, YOCCA, CARLSON & RAUTH
                      660 NEWPORT CENTER DRIVE, SUITE 1600
                             NEWPORT BEACH, CA 92660
                            TELEPHONE: (714) 725-4000

                                FEBRUARY 13, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with this statement [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D


CUSIP No.    852328103                                    PAGE 2 OF 5 PAGES

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   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Star Buffet, Inc.
             IRS No. 84-1430786
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   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
            Not Applicable
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          0
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          0
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            0
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      0
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
      CO
--------------------------------------------------------------------------------




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ITEM 1. SECURITY AND ISSUER

        This Amendment No. 1 (the "Amendment") amends the Statement on Schedule 13D filed with the Securities and Exchange Commission ("SEC") on November 10, 1997 (the "Statement") relating to the common stock, par value $0.01 per share (the "Common Stock"), of Stacey's Buffet, Inc., a Florida corporation (the "Company"). The principal executive offices of the Company are located at 801 West Bay Drive, Suite 704, Largo, Florida 33770.

        Other than as set forth herein, there has been no material change in the information set forth in the Schedule 13D filed with the SEC on November 10, 1997.

ITEM 4. PURPOSE OF TRANSACTION

        Pursuant to that certain Termination Agreement dated February 13, 1998, between the Company and the Reporting Person, a copy of which is attached hereto as an exhibit to this Schedule 13D/A, the Company and the Reporting Person agreed to (i) terminate their alliance including, among other things, termination and cancellation of the Credit Agreement and the Warrant to Purchase Common Stock of the Company and (ii) cancel the outstanding indebtedness of the Company payable to the Reporting Person under the Credit Agreement and a Business Services Agreement in exchange for the sale, transfer and assignment to the Reporting Person of the Company's right, title and interest in and to the assets related to three (3) Stacey's Buffet restaurants pursuant to the terms of an Asset Purchase Agreement executed concurrently with the Termination Agreement, a copy of which is attached as an exhibit to this Schedule 13D/A.

        Star has no current plans or proposals of the type set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF ISSUER

        Pursuant to the terms of the Termination Agreement described in Item 4 above, the Reporting Person ceased to be the beneficial owner of any securities as of February 13, 1998.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        See Item 4 to this Amendment, which is incorporated herein by this reference.



ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        99.3  Termination Agreement

        99.4  Asset Purchase Agreement



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                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



Date:   March 13, 1998             Star Buffet, Inc.



                                   By: /s/ THEODORE ABAJIAN
                                       -----------------------------------------
                                       Theodore Abajian, Chief Financial Officer

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                               INDEX TO EXHIBITS



        99.3  Termination Agreement

        99.4  Asset Purchase Agreement


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